Exhibit 20

To Our Stockholders

2008 will long be remembered for the financial setbacks suffered in the real estate and stock markets, as well as the extraordinary disruption of the financial system worldwide. The collapse of IndyMac and Lehman Brothers; the distressed sales of Merrill Lynch, Bear Stearns, Wachovia, Washington Mutual, Countrywide and others; the bailout of AIG; and the government takeover of Freddie Mac and Fannie Mae required unprecedented government intervention in the global financial markets. During 2008, the Federal Government committed trillions of dollars in loans and guarantees and introduced other significant liquidity programs in an effort to stabilize the economy. The degree of the economic disruptions and asset value declines had a material impact on corporate earnings in 2008. The banking industry posted a $32.1 billion loss for the 4th quarter of 2008, and the lowest level of annual profits since 1989. In response to these losses, the Federal Government made large capital infusions into many banks to keep them adequately capitalized. Based upon Farmers & Merchants Bancorp’s strong capital position and earnings performance, we elected not to participate in any of the Federal Government’s assistance programs.

Despite these enormous challenges, 2008 was another very successful year for Farmers & Merchants Bancorp. During a period when the banking industry as a whole reported earnings 84% below 2007 levels, Farmers & Merchants Bancorp generated record net income of $22.8 million or $28.69 per share, a 2.3% increase over 2007. Return on average assets was 1.44% and return on average equity was 15.23%. At December 31, 2008, the Company achieved the highest possible government regulatory classification of “well capitalized” with a Total Risk Based Capital Ratio of 12.61%. Based on this financial performance, the Board of Directors declared cash dividends totaling $10.65 per share, a 9.8% increase over 2007. Your Company has now declared cash dividends for 74 consecutive years.

We are particularly proud that F&M Bank was recently named the Best Performing Large Bank in California for 2008 by The Findley Group, California’s preeminent bank advisory and rating firm.

As 2009 begins, the continued deterioration of the economy in California, and particularly the Central Valley, will place an even higher level of stress on the quality of the loan portfolios of all banks. As a result, during the 4th quarter of 2008 we began increasing our loan loss provisions and anticipate that in 2009, and perhaps 2010, provision expense will be at or above 2008 levels. We continue to work proactively with borrowers affected by this difficult environment in order to minimize possible loss exposure to the Company, however, the breadth and depth of this economic downturn is having an impact on all segments of our local economy, including long established and well run businesses. In addition, the Federal Deposit Insurance Corporation has recently announced its intention to levy large special assessments on all banks, including profitable institutions such as F&MBank, to bolster the FDIC deposit insurance fund. The banking industry pays for the FDIC insurance fund through monthly assessments, which have more than doubled this past year. Together, these events could dampen our future profit performance.

Farmers & Merchants Bancorp enters 2009 in excellent financial condition. As always, the Board and management will continue to optimize financial performance by maintaining the conservative operating philosophy that has successfully guided your Company throughout its 93-year history.

In closing, we recognize the exceptional service of Ralph Burlington who retired from the Board of Directors last August. Ralph was a dedicated Director who always represented the shareholders’ best interests. His 40 years of service and keen business judgment contributed significantly to the Company’s growth and success.

/s/ Kent A. Steinwert	/s/ Ole R. Mettler

President & Chief Executive Officer	Chairman of the Board